UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:

Alon Blue Square Israel Ltd.

Elli Levinson-Sela, Adv.,

General Counsel and Corporate Secretary

Telephone: 972-9-9618504

Fax: 972-9- 9618636

Email: ellils@alon-oil.co.il

ALON BLUE SQUARE REACHES AGREEMENT FOR SALE OF ITS INTEREST IN

DINERS CLUB ISRAEL LTD.

YAKUM, Israel, November 29, 2015, Alon Blue Square Israel Ltd. (NYSE: BSI) (the “Company”) announced today that it reached an agreement, on November 29, 2015, regarding the sale of its interest in Diners Club Israel Ltd. (“Diners”). Under the terms of the transaction, the Company (which holds 36.75% of the share capital of Diners) and Dor Alon Financing Ltd. (a wholly owned subsidiary of Dor Alon Energy In Israel (1988) Ltd. which holds 12.25% of the share capital of Diners) (“Dor Alon”) would sell their respective shareholdings in Diners to Credit Card for Israel Ltd. (the “CAL”) for aggregate consideration of NIS 130 million to be distributed pro rata between the Company and Dor Alon. The Company's pro-rata share in the consideration shall be NIS 97,500,000.

CAL will also pay to the Company and Dor Alon four additional installments of NIS 5 million each to be distributed pro rata between the Company and Dor Alon (with the Company's pro-rata portion of each additional installment to be NIS 3,750,000) on each of March 31, 2016, September 9, 2016, March 31, 2017 and September 30, 2017 upon the satisfaction of various conditions precedent, including that the existing agreement between Diners and the YOU Loyalty Plan of the Company, the Company's subsidiary, Mega Retail Ltd., and Dor Alon Energy In Israel (1988) Ltd. will continue in effect, that Mega and the Company's fuel service stations (including convenience stores under the brand names "Dor Alon" and "Alonit") are part of the companies granting discounts in the context of the loyalty plan, and that on the date of payment that Mega Retail will continue to operate a minimum number of stores (115 stores for the first payment and 100 stores for the remaining payments), and that no request for dissolution or stay of proceedings (or similar event) will have been initiated against Mega Retail.

The closing of the transaction is subject to notification of, or receipt of or regulatory approval from the Supervisor of Banks at the Bank of Israel, receipt of written approval from Diners Club International, and with respect to Dor Alon, either the elapse of a 14 day period from November 29, 2015 without receipt of an objection by any shareholder or group of shareholders that holds at least 1% of Dor Alon’s issued share capital or voting rights to approval of the transaction pursuant to Section 1C of the Companies Regulation (Reliefs In Transactions With Interested Parties) – 2000 or receipt of applicable shareholder approval by Dor Alon in the event such objection is received.

* * * *

Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates in five reportable operating segments and is the largest retail company in the State of Israel. In the Fueling and Commercial Sites segment, Alon Blue Square through its 63.13% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 211 petrol stations and 220 convenience stores in different formats in Israel. In its supermarket segment, Alon Blue Square, as a pioneer in the modern food retail, through its 100% subsidiary, Mega Retail Ltd., currently operates 150 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Houseware and textile" segment, Alon Blue Square, through its TASE traded 77.51% subsidiary, Na'aman Group (NV) Ltd. Operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Real Estate segment, Alon Blue Square, through its TASE traded 53.92% subsidiary Blue Square Real Estate Ltd., owns, leases and develops income producing commercial properties and projects. In addition, Alon Blue Square operates the issuance and clearance of gift certificates, and through Diners Club Israel Ltd., an associate held at 36.75%, which operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group.

Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: the uncertainty of the success of the plan of recovery and arrangement with debtors, suppliers, service providers and lessors; the effect of the plan of recovery and arrangement on sales in our supermarkets and on the desire of suppliers to continue supplying products or services to our supermarkets; failure to reach a settlement with our bank lenders and holders of our Series C Debentures; the economic conditions in Israel on the sales in our stores and of our products and on our profitability; our ability to compete effectively against low-priced supermarkets, large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; fluctuations in the price of petroleum products and increases in excise tax rates imposed on the sale of petroleum products in Israel; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; government policies with respect to residential building may have a negative impact on our operations in residential building, and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2014. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

November 29, 2015	By:	/s/ Elli Levinson-Sela
Elli Levinson-Sela, Adv.
General Counsel and Corporate Secretary

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